U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                            Caribbean Ventures, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                Nevada                                            86-0871787
    -------------------------------                          -------------------
    (State or Other Jurisdiction of                           (I.R.S. Employer
    Incorporation or Organization)                           Identification No.)

       11878 N. Saguaro Blvd. #E
         Fountain Hills, AZ                                        85268
---------------------------------------                          ----------
(Address of Prinicpal Executive Offices)                         (Zip Code)


                                  602-837-4969
                           ---------------------------
                           (Issuer's Telephone Number)


          Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------

        Common Stock                                        OTC BB


           Securities to be registered under Section 12(g) of the Act:

                                       N/A
                                ----------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS.

The Issuer was incorporated under the laws of the State of Nevada on April 28th, 1997 under the name Dom Caribe, Ltd. The name was changed to Caribbean Ventures, Inc., and filed with the Secretary of State, of Nevada on July 17th, 1998.

The Issuer's original intent was to purchase a property in the Caribbean, (Belize) for development of a Scuba Dive facility/resort. However, the issuer and the seller were unable to mutually agree upon price and terms. After this transaction was void the company's only other operations consisted of management's investigation of business opportunities. At this time the issuer offers no products or services.

The Company's employees on December 30th, 1998 consisted of two executive officers. Each of the Company's executive officers and directors devotes only part-time to the affairs of the Company and serves without compensation. The President of the Company currently devotes approximately ten hours per month to the affairs of the Company.

Certain members of management of the Company provide all secretarial and clerical services to the Company on a part-time basis for no consideration. Management believes such arrangements are currently adequate to accommodate the limited level of operations being carried on by the Company, although there is no assurance such arrangements will continue indefinitely in the future.

The Issuer intends to seek, investigate, and, if warranted, effect a business combination with an existing, privately held company. The business combination may be structured as a merger, consolidation, exchange of stock of the Issuer or any other form which will effectuate the combined entity being a publicly held company.

The Issuer does not propose to restrict its search for any investment opportunity to any particular industry, and may therefore, engage in essentially any business, to the extent of its limited resources.

The Issuer may see a business opportunity in the form of firms which, (i) have recently commenced operation, (ii) are seeking to develop a new product or service or (iii) are established businesses.

Other than as set forth, the Company has not been a party to any bankruptcy, receivership, reorganization, readjustment or similar proceedings. The Company has virtually no assets, tangible or intangible and did not generate any revenues during the fiscal year ended April 30, 1998 through the date hereof. The Company had no back-log of orders for goods or services and did not make any material expenditures for research or development during the fiscal year ended April 30th, 1998 through the date hereof.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

At present the issuer has no plans to raise additional funds in the next 12 months. In the near future issuer doesn't expect any significant purchase or sale of equipment or other assets, nor significant changes in employees.

The Issuer intends to seek, investigate, and , if warranted, effect a business combination with an existing, privately held company. The business combination may be structured as a merger, consolidation, exchange of stock of the Issuer or any other form which will effectuate the combined entity being a publicly held company.

The Issuer does not propose to restrict its search for any investment opportunity to any particular industry, and may therefore, engage in essentially any business, to the extent of its limited resources.

The Issuer may see a business opportunity in the form of firms which, (i) have recently commenced operations, (ii) are seeking to develop a new product or service or (iii) are established businesses.

ITEM 3. DESCRIPTION OF PROPERTY.

The Issuer presently occupies 100 sq. ft. of office space supplied by the President, Donna T. Harper, at no cost to the Issuer and is adequate for present business.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The number and percentage of the shares of Common Stock owned of record and beneficially by each officer and director of the Issuer and by all officers and directors of the issuer as a group are as follows:

Title of     Name and Address        Number of Shares of       Percentage of
 Class       Beneficial Owner        Common Stock Owned      Common Stock Owned
 -----       ----------------        ------------------      ------------------
Common      Donna T. Harper               1,327.000                44.23%
            7170 E. McDonald Dr.#4
            Scottsdale, AZ 85253

Common      Earl P. Gilbrech              1,325,000                44.16%
            503 E. Belmont
            Phoenix, AZ 85068

Common      All Officers and              2,652,000                88.39%
            Directors as a Group
            (two (2) individuals)

Footnote:

Beneficial Owners have no rights to acquire securities from options, warrants, rights, conversion privileges or similar obligations within the next 60 days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the name, address, age and position of each executive officer and Director of the Issuer as of the date hereof:

               Name                 Ages              Position
               ----                 ----              --------

         Donna T. Harper             55          President - Director
         7170 E.McDonald Dr.#4
         Scottsdale, AZ 85253

         Earl P. Gilbrech            54          Sec./Treas - Director
         503 E. Belmont
         Phoenix, AZ 85068

The principal occupation and business experience during the last five years for each of the present directors and executive officers of the Issuer are as follows:

DONNA T. HARPER IS THE PRESIDENT AND DIRECTOR OF THE ISSUER.

Donna T. Harper is currently the CEO of National Mortgage Executives, Inc.,an Arizona Corporation which she founded in 1996. Prior to 1996 Ms. Harper was involved in all aspects of the real estate and lending Industries including teaching real estate law, contract law, banking licensing, zoning regulations tax law, etc. Ms. Harper holds both an Arizona State Mortgage license and Arizona Real Estate Brokers license.

EARL P. GILBRECH IS THE SECRETARY/TREASURER AND A DIRECTOR OF THE ISSUER.

Earl P. Gilbrech is currently, or has been, a Director or Officer for over fourteen Central American, Canadian and United States firms. He has also been employed as a consultant for a number of firms world wide for trade negotiations. Mr. Gilbrech has over 30 years of domestic and international sales and marketing experience in the financial services industry as well as the real estate development industry.

The officers and directors may be deemed parents and promoters of the Issuer as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Officers of the Issuer serve a the will of the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION.

No remuneration has been paid to or is contemplated for officers and directors except reimbursement for out-of-pocket expenditures for activities on the Issuer's behalf. None of the officers and directors anticipates devoting more than 10% of his or her time to Issuer activities.

For the fiscal year ended April 30th 1998 and the period through the date hereof, the issuer paid no compensation or consulting fees to its executive officers as a group.

The Issuer is not a party to any employment agreements. No advances have been made or are contemplated to be made by the issuer to any of its officers or directors.

The Issuer has no retirement pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors, and does not contemplate implementing any such plans at this time.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since inception there have been no transactions affecting related parties.

ITEM 8. DESCRIPTION OF SECURITIES.

The Articles of Incorporation of the Issuer, authorizes the issuance of 25,000,000 shares of common stock, $.001 par value. The common stock carries no pre-emptive or subscription rights and is not redeemable. Each share of common stock is entitled to one vote, however, cumulative voting in the election of directors is denied. The shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. The shares of common stock upon issuance are fully paid and non-assessable by the Issuer.

The Company had 3,000,000 shares of common stock issued and outstanding as of December 31,1998. The stock was issued on May 1, 1997, in consideration for maintaining the entity and services involved in reviewing potential business opportunities

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Currently  there is no established  public trading  market.  As of December 31st
1998, there were (31), thirty-one shareholders, holding 3,000,000 shares of common stock.

There have been no cash dividends declared to date nor expected in the immediate future. However, there are no restrictions in place to limit the ability to pay any dividends, presently there are no securities being offered. Furthermore there are no outstanding options or warrants to purchase or securities convertible into common equity of the registrant.

ITEM 2. LEGAL PROCEEDINGS.

NONE

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

NONE

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On May 1, 1997 the company issued 550,000 shares of common stock to 34 individuals for professional services and 2,450,000 to the Corporation's President and Secretary.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contracts or arrangement that insurer or indemnifies a controlling person other than article (8) eight "Indemnification" of By-Laws. See Exhibit (2).

                                    PART F/S
                            CARIBBEAN VENTURES, INC.

                              FINANCIAL STATEMENTS

                      DECEMBER 31, 1998 AND APRIL 30, 1998

                            CARIBBEAN VENTURES, INC.
                              FINANCIAL STATEMENTS
                      DECEMBER 31, 1998 AND APRIL 30, 1998



                                    CONTENTS


                                                                         PAGE


        Independent Auditor's Report                                         8

        Balance Sheet                                                        9

        Statement of Income                                                 10

        Statement of Changes in Stockholders' Equity                        11

        Statement of Cash Flows                                             12

        Notes to Financial Statements                                    13-14

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Stockholders
Caribbean Ventures, Inc.
Las Vegas, NV

We have audited the accompanying balance sheet of Caribbean Ventures, Inc., a corporation, as of December 31, 1998 and April 30, 1998 and the related statements of income, stockholders' equity, and cash flows for the eight months from May 1, 1998 through December 31, 1998 and the period April 28, 1997 (date of inception) through April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caribbean Ventures, Inc. as of December 31, 1998 and April 30, 1998 and its results of operations, and cash flows for the eight months from May 1, 1998 through December 31, 1998 and the period April 28, 1997 (date of inception) through April 30, 1998, in conformity with generally accepted accounting principles.



/s/ Craig C. Capirchio
Craig C. Capirchio
Certified Public Accountant

January 18, 1999
Fountain Hills, Arizona

                            CARIBBEAN VENTURES, INC.
                                  BALANCE SHEET
                   AS OF DECEMBER 31, 1998 AND APRIL 30, 1998


                                                     December 31,   April 30,
                                                        1998          1998
                                                        ----          ----
                              Assets
Current Assets
Cash                                                   $    --       $    --
                                                       -------       -------
      Total Current Assets                                  --            --
                                                       -------       -------
Other Assets
Organization Expense (net of
  amortization)                                            333           400
                                                       -------       -------
      Total Other Assets                                   333           400
                                                       -------       -------

Total Assets                                           $   333       $   400
                                                       =======       =======

               Liabilities and Stockholders' Equity

Current Liabilities
                                                       $     0       $     0
                                                       -------       -------
      Total Current Liabilities                        $     0       $     0
                                                       -------       -------

Stockholders' Equity
Common Stock, authorized 25,000,000 shares,
3,000,000 shares outstanding par value $ .001            3,000         3,000
Additional Paid In Capital                                  --            --
Retained Earnings (Loss)                                (2,667)       (2,600)
                                                       -------       -------
      Total Stockholders' Equity                           333           400
                                                       -------       -------

Total Liabilities and Stockholders' Equity             $   333       $   400
                                                       =======       =======


The accompanying notes are an integral part of these statements.

                            CARIBBEAN VENTURES, INC.
                               STATEMENT OF INCOME
           FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1998 AND THE PERIOD
              APRIL 28, 1997 (DATE OF INCEPTION) TO APRIL 30, 1998


                                                May 1, 1998       April 28, 1997
                                                  through            through
                                             December 31, 1998    April 30, 1998
                                             -----------------    --------------

Revenue                                                   0                   0

Expenses

       Amortization Expense                              67                 100
                                                 ----------          ----------

       Total Expenses                                    67                 100


Net Income before Taxes                                 (67)               (100)
                                                 ----------          ----------

Income Taxes                                              0                   0
                                                 ----------          ----------


Net Income after Taxes                                  (67)               (100)
                                                 ==========          ==========


Earnings (Loss) per Common Share                  (0.000022)          (0.000033)

Weighted Average Numbers of Shares
    Outstanding                                   3,000,000           3,000,000


The accompanying notes are an integral part of these statements.

                            CARIBBEAN VENTURES, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1998 AND THE PERIOD
              APRIL 28, 1997 (DATE OF INCEPTION) TO APRIL 30, 1998

                                                                      Paid In
                                 Preferred Stock    Common Stock     Capital    Retained
                                 Stock    Amount   Stock     Amount   Amount    Earnings   Total
                                 -----    ------   -----     ------   ------    --------   -----
Balance Inception April 28, 1997   0        0            0        0      0           0         0

Stock Issuance May 1, 1997                       3,000,000    3,000             (2,500)      500

Retained Earnings (Loss)                                                          (100)     (100)
                                 ---      ---    ---------    -----    ---      ------      ----
Balance April 30, 1998             0        0    3,000,000    3,000      0      (2,600)      400

Retained Earnings (Loss)                                                           (67)      (67)
                                 ---      ---    ---------    -----    ---      ------      ----
Balance December 31, 1998          0        0    3,000,000    3,000      0      (2,667)      333
                                 ===      ===    =========    =====    ===      ======      ====


The accompanying notes are an integral part of these statements.

                            CARIBBEAN VENTURES, INC.
                             STATEMENT OF CASH FLOWS
           FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1998 AND THE PERIOD
              APRIL 28, 1997 (DATE OF INCEPTION) TO APRIL 30, 1998



                                            May 1, 1998         April 28, 1997
                                             through               through
                                         December 31, 1998      April 30, 1998
                                         -----------------      --------------

Net Income (Loss)                              (67)                  (100)

Adjustments to reconcile net income to
  net cash provided by operating
  activities:

Amortization Expense                            67                     100
                                              ----                   -----
Cash Provided by Operations                      0                       0
                                              ----                   -----
Cash Utilized for Investment                     0                       0
                                              ----                   -----
Cash Provided by Financing
  Issuance of Capital Stock                      0                       0
                                              ----                   -----
                                                 0                       0

Net Change in Cash                               0                       0

Beginning Balance                                0                       0

Ending Cash Balance                              0                       0
                                              ====                   =====


See note H regarding non cash transactions.

The accompanying notes are an integral part of these statements.

                            CARIBBEAN VENTURES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1998 AND APRIL 30, 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

DESCRIPTION OF OPERATIONS - Caribbean Ventures, Inc. was incorporated in the State of Nevada on April 28, 1997 and is authorized to do business in the United States. The Company has had no revenue from operations during the period covered by this financial statement. The Company intends to seek, investigate, and, if warranted, effect a business combination with an existing, privately held company.

METHOD OF ACCOUNTING - These financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when the obligation is actually incurred.

INCOME TAXES AND CASH FLOWS - The "Company" accounts for income taxes and the statement of cash flows in accordance with Financial Accounting Standards Board Statement No. 109.

NOTE B - CASH

The Company has no bank accounts at this time.

NOTE C -  ORGANIZATION COSTS

The Company incurred organization costs in the amount of $ 500 in April, 1997. These costs are being amortized on a straight-line basis over a five year period.

NOTE D - EARNINGS PER SHARE

Earnings per share has been computed by dividing net income/(loss) by the weighted average number of common shares outstanding for the period. There are no items which are deemed to be common stock equivalents during the audit period.

NOTE E - COMMON STOCK

The "company" had 3,000,000 shares of common stock, par value $0.001, issued and outstanding as of April 30, 1998. The stock was issued for maintaining the entity and reviewing potential business opportunities.

As of December 31, 1998, the "Company" had 3,000,000 shares of common stock, par value $0.001, issued and outstanding.

NOTE F - LEASE COMMITMENTS

The Company currently has no commitments for leases or contingencies.

NOTE G - SUBSEQUENT EVENTS

On July 1, 1998, the Board of Directors decided to change the name from Dom Caribe, Ltd., to Caribbean Ventures, Inc. The Board of Directors also decided to restate the Articles of Incorporation. The changes were adopted and approved by a majority vote of the shareholders necessary to constitute a quorum according to the Bylaws of the Corporation and filed with the Secretary of State of Nevada on July 17th, 1998, a copy of which is attached hereto.

NOTE H - STOCK BASED COMPENSATION

On May 1, 1997 the company issued 3,000,000 shares of common stock to various individuals including the president and secretary/treasurer for services and organizations costs. In accordance with Statements on Financial Accounting Standards No. 123, this transaction has been accounted for under the "fair value" method. The net result is a reduction in retained earnings in the amount of $2,500.00.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

        Exhibit 2.................... Charter & ByLaws
                                      Ref: Part II Item 5

        Exhibit 3.................... Instruments defining the Rights of Security Holder

                                      None

        Exhibit 5.................... Voting Trust Agreements
                                      None

        Exhibit 6.................... Material Contracts

                                      None

        Exhibit 7.................... Material Foreign Patents

                                      None

        Exhibit 27................... Financial Data Schedule
                                      Filed Herewith

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.



                                           CARIBBEAN VENTURES, INC.
                                                  Registrant


Date:   2/19/99                         By:  /s/ Earl P. Gilbrech
     -------------                         --------------------------------
                                           Secretary/Treasurer and Director